UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K
ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND
SIMILAR PLANS PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)
For the Fiscal Year Ended December 31, 2008
OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)
For the transition period from            to
Commission file number 1-5842
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Bowne & Co., Inc.
Global Employee Stock Purchase Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
BOWNE & CO., INC.
55 Water Street
New York, New York 10041
(212) 924-5500

BOWNE & CO., INC.
GLOBAL EMPLOYEE STOCK PURCHASE PLAN

Page
Items 1 and 2. Financial Statements
Report of Independent Registered Public Accounting Firm	3
Statements of Financial Condition — As of December 31, 2008 (Liquidation Basis) and 2007	4
Statements of Income (Loss) and Changes in Plan Equity — For the years ended December 31, 2008 (Liquidation Basis), 2007 and 2006	5
Notes to Financial Statements	6
Exhibit
Consent of KPMG LLP, Independent Registered Public Accounting Firm
EX-23.1: CONSENT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Trustees of the
Bowne & Co., Inc.
Global Employee Stock Purchase Plan:
     We have audited the accompanying statements of financial condition of the Bowne & Co., Inc. Global Employee Stock Purchase Plan (the “Plan”) as of December 31, 2008 (liquidation basis) and 2007, and the related statements of income (loss) and changes in plan equity for the years ended December 31, 2008 (liquidation basis), 2007 and 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     As discussed in note (1) to the accompanying financial statements, on December 12, 2008, Bowne & Co., Inc. (the Plan Sponsor) approved the termination of the Plan effective December 31, 2008 and the Plan’s assets were distributed to the participants on or before March 26, 2009. As a result, the Plan has changed its basis of accounting for periods subsequent to December 12, 2008 to a liquidation basis. The adoption of the liquidation basis of accounting did not have a significant impact on the Plan’s 2008 financial statements.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan as of December 31, 2008 (liquidation basis) and 2007, and the results of its operations for the years ended December 31, 2008 (liquidation basis), 2007 and 2006 in conformity with U.S. generally accepted accounting principles.
/s/ KPMG LLP
New York, New York
March 31, 2009

BOWNE & CO., INC.
GLOBAL EMPLOYEE STOCK PURCHASE PLAN
STATEMENTS OF FINANCIAL CONDITION

	December 31,
	2008	2007
	(Liquidation
	Basis)
Assets:
Cash	$1,134	$819
Receivables:
Employee contributions	12,657	12,957
Employer contributions	7,634	8,942
Due from broker for securities sold	—	3,475

Total receivables	20,291	25,374

Investment in Bowne & Co., Inc. Common Stock, at fair value — 81,456 shares in 2008 and 52,871 shares in 2007 (cost — $994,409 in 2008 and $759,376 in 2007)	478,961	930,530

Total assets	500,386	956,723

Liabilities:
Distribution payable to participant	—	3,475

Net Plan equity	$500,386	$953,248

See accompanying notes to financial statements.

BOWNE & CO., INC.
GLOBAL EMPLOYEE STOCK PURCHASE PLAN
STATEMENTS OF INCOME (LOSS) AND CHANGES IN PLAN EQUITY

	Years Ended December 31,
	2008	2007	2006
	(Liquidation
	Basis)
Additions (reductions):
Investment activity:
Changes in unrealized (depreciation) appreciation in fair value of investments	$(686,602)	$52,687	$40,964
Realized (loss) gain from sales of investments	(1,431)	36,211	24,534
Dividend income	9,420	7,554	7,018

Total investment activity	(678,613)	96,452	72,516
Contributions:
Employees	169,332	143,665	133,156
Employer	105,212	94,689	83,644

Total contributions	274,544	238,354	216,800

Total (reductions) additions	(404,069)	334,806	289,316

Deductions:
Distributions to participants	48,793	191,459	245,480
Transfer of assets to other plan	—	83,750	—

Total deductions	48,793	275,209	245,480

Net (loss) income	(452,862)	59,597	43,836
Net Plan equity:
Beginning of year	953,248	893,651	849,815

End of year	$500,386	$953,248	$893,651

See accompanying notes to financial statements.

BOWNE & CO., INC.
GLOBAL EMPLOYEE STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 (Liquidation Basis) and 2007
(1) Description of the Plan
     The following description of the Bowne & Co., Inc. Global Employee Stock Purchase Plan (“GESPP” or the “Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.
(a) General
     The GESPP was adopted July 1, 1999 and is intended to provide eligible employees who are not residents of the United States with an opportunity to share, as stockholders, in the Company’s progress and success and encourage them to build added financial resources during their careers with the subsidiaries and affiliates of Bowne & Co., Inc. (“Bowne” or, collectively, the “Company”). The Plan allowed participants to make deposits from their periodic pay by payroll deductions into an account held with the Plan’s fiduciary that would invest primarily in the common stock of Bowne. Employees of participating foreign subsidiaries of the Company were eligible to participate in the Plan upon completion of any probation period required by the subsidiaries. For the year ending December 31, 2008, the participating foreign subsidiaries of the Company consisted of the following: United Kingdom, Germany, Singapore, Hong Kong, and Mexico. Effective January 1, 2007, the Company’s subsidiary in France no longer participated in the GESPP, and, accordingly, all of the assets held by the GESPP for this subsidiary were transferred to a separate plan, which is operated independently from the GESPP.
     Effective December 31, 2008, the Plan was terminated for all foreign subsidiaries. Final distributions from the Plan occurred on or before March 26, 2009. The termination of the Plan is discussed in note (1) (f) Plan Termination.
(b) Contributions
     The participants of the United Kingdom, Germany, Singapore, Hong Kong, and Mexico were allowed to contribute up to £120, €180, S$340, HK$1,600, and 2,000 pesos per month, respectively. The Plan allowed each of the Company’s participating foreign subsidiaries to contribute an amount to the Plan’s fund on behalf of each participant. Each pay period the Company made a matching contribution equal to fifty percent (50%) of the participant’s basic deposit for that period except in the United Kingdom, where the Company matched 100% not to exceed £60 per month. The matching contribution was paid to the Plan fund in the same manner and at the same time as the deposits of the participant contributions.
     The participant and matching contributions for the month of December 2008 were not used to purchase shares of Bowne common stock; however these amounts were distributed to the participants during the first quarter of 2009.
(c) Investment of Funds
     In accordance with the Plan and the fiduciary contract, all amounts received under the Plan for a participating period were delivered to the trustee and were invested in Bowne common stock on or before the 15th day of each month. During 2006, French law required that at least 1/3 of the amounts received from participants from the Company’s subsidiary in France were to be invested in French securities and the remaining 2/3 was able to be invested in Bowne common stock. Dividends received by the Plan were similarly invested, except in the United Kingdom where actual dividends were only invested up to £1,500 per participant, and the excess was paid in cash to the participant. Dividends earned on shares currently held by employees from the United Kingdom that were acquired prior to January 2003 were paid in cash to the participant. Each participant in the Plan is entitled to exercise voting rights attributable to the shares allocated to his or her account.

(d) Sales and Distribution of Shares
     A participant who has an account balance may withdraw either stocks and/or the cash equivalent value of all of his or her vested balance. The cash withdrawal was paid in a single lump-sum payment in the local currency as soon as practicable after a sales date. Sales occurred on the last business day of each month. An election to withdraw less than the total cash equivalent value of all of a participant’s available vested shares was not permitted.
     Generally participants vested in the entire value of their matching shares after five years of service with the Company, or if the participant retired, died, or became disabled. A participant in the United Kingdom however, was not allowed to make a withdrawal of matching shares and shares acquired by the reinvestment of dividends until those shares have been credited to his or her account for at least 36 months. In Mexico a participant was not allowed to make a withdrawal of any shares until the shares have been credited to his or her account for at least 36 months. Forfeited balances were refunded to the Company or held to reduce future employer contributions. During the year ended December 31, 2008, 2007, and 2006, forfeited balances totaling $947, $0 and $1,361 were distributed to the Company, respectively. At December 31, 2008 and 2007, there were no forfeited nonvested accounts.
(e) Plan Expenses
     Administrative expenses were paid by the Company.
(f) Plan Termination
     On December 12, 2008, the Company approved the termination of the GESPP under the Plan provisions effective December 31, 2008. As of the effective date of the termination, all participants became 100% vested in their accounts. Subsequently, all assets remaining in the Plan were distributed to or on behalf of participants on or before March 26, 2009. All related costs in terminating the Plan were paid by the Company.
(2) Summary of Accounting Policies
Basis of Accounting
     As a result of the termination of the Plan, effective December 31, 2008, the Plan has adopted the liquidation basis of accounting in presenting the 2008 financial statements. Under the liquidation basis of accounting, assets and liabilities are stated at their estimated net realizable values. The adoption of the liquidation basis of accounting did not have a material impact on the Plan’s financial statements. The 2007 and 2006 financial statements of the Plan were prepared using the accrual basis of accounting.
     Contributions receivable at any year end represent employee deductions and Company contributions for the month of December. In addition, distributions are recorded when the distribution has been requested and approved, and the related shares are sold.
     All amounts are in U.S. dollars except where noted. Assets and liabilities of the Plan denominated in foreign currencies are translated into U.S. dollars using the exchange rate at each balance sheet date. The related investment activities, contributions and distributions are translated at a weighted-average exchange rate prevailing during each period.
Investment Valuation
     The investments of the Plan are recorded at fair value. The shares of Bowne common stock are measured by the closing price listed by the New York Stock Exchange. The cost of the investments is maintained using the average cost method.
     Dividends are recorded on the ex-dividend date.
Use of Estimates
     The preparation of financial statements in conformity with U.S. generally accepted accounting principle requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of additions and deductions during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements
     In July 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”), which became effective for the Plan beginning in 2007. FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax position taken or expected to be taken to determine whether the tax positions are “more likely than not” of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. In addition, the FASB issued FASB Staff Position FIN 48-1, “Definition of Settlement in FASB Interpretation No. 48” (“FSP FIN 48-1”) in May 2007, which amends FIN 48, by providing guidance on how to determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. FSP FIN 48-1 is effective upon the initial adoption of FIN 48. The implementation of these standards did not have any impact on the Plan’s financial statements, as the Plan operates for the benefit of the Company’s employees outside the United States, and is not subject to provisions of the U.S. Internal Revenue Code or the Employer Retirement Income Security Act of 1974, which is discussed further in note (5) to the financial statements.
     In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157), which provides guidance for using fair value to measure assets and liabilities. Under SFAS 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS 157 establishes a fair value hierarchy that prioritizes the information used to develop the assumptions that market participants would use when pricing the asset or liability. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. In addition, SFAS 157 requires that fair value measurements be separately disclosed by level within the fair value hierarchy. SFAS 157 does not require new fair value measurements and was effective for financial assets and financial liabilities within its scope for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Plan adopted SFAS 157 for financial assets and financial liabilities within its scope in 2008. The adoption of this standard did not have a material impact on the approach the Company utilizes to value the net Plan equity of the Plan. In addition, the Plan’s financial assets were deemed to be level 1 within the fair value hierarchy under SFAS 157 as of December 31, 2008, as the investments of the Plan are valued and recorded at fair market value based on the closing price of Bowne common stock as of the year-end date, as previously discussed.
(3) Administration of Plan Assets
     The Plan’s assets, which consist primarily of shares of Bowne common stock, are held by the Plan’s trustee, who also executes the Plan’s transactions. The trustee invests cash received and makes distributions to participants. The Plan is administered by the third-party service provider that specializes in plan administration services, and certain administrative functions are performed by employees or officers of the Company or its subsidiaries. No such officer or employee receives compensation from the Plan.
     As of December 31, 2008 and 2007, information pertaining to the shares of Bowne common stock held in the Plan’s trust is as follows:

	2008	2007
Number of shares of Bowne common stock held in the Plan’s trust fund	81,456	52,871

Fair market value per share of Bowne common stock	$5.88	$17.60

     As of December 31, 2008 and 2007, the total number of active participants in the Plan was 87 and 83, respectively.
     Realized (loss) gain from the sale of investments, excluding foreign currency exchange effects, for the three-year period ended December 31, 2008 was comprised as follows:

	Years Ended December 31,
	2008	2007	2006
Investment in Bowne common stock
Proceeds received from the sale of investments in Bowne common stock	$48,793	$191,459	$292,955
Cost of sales of investments in Bowne common stock	(50,224)	(155,248)	(269,113)

Realized (loss) gain from the sales of investments in Bowne common stock	$(1,431)	$36,211	$23,842

Other investments
Proceeds received from the sale of other investments	$—	$—	$70,327
Cost of sales of other investments	—	—	(69,635)

Realized gain from the sales of other investments	$—	$—	$692

     At December 31, 2008, 2007 and 2006, unrealized (depreciation) appreciation in the market value of investments was ($515,448), $171,154, and $118,798, respectively. The change in unrealized depreciation in the market value of the Plan’s investments was ($686,602) for the year ended December 31, 2008, primarily resulting from significant declines in fair value of Bowne common stock during 2008. For the years ended December 31, 2007 and 2006, unrealized appreciation in the fair value of the Plan’s investments amounted to $52,687, and $36,952, respectively, which excluded foreign currency exchange effects for foreign securities held related to the French subsidiary in 2006.
(4) Transfer of Assets to Other Plan
     Effective January 1, 2007, the Company’s subsidiary in France no longer participates in the GESPP, and, as such, all assets held by the GESPP related to the participants in France were transferred to a separate plan, which is operated independently from the GESPP. The total assets transferred as of January 1, 2007 amounted to $83,750, which consisted of cash, contributions receivable and other investments. Upon the transfer of the account balances, the assets previously held by the GESPP for the participants of the Company’s subsidiary in France became assets of the separate plan.
(5) Income Tax Status
     The GESPP operates for the benefit of the Company’s employees outside the United States, and is not subject to provisions of the U.S. Internal Revenue Code or the Employer Retirement Income Security Act of 1974. The Company believes that the Plan and the related trust are designed to be exempt from direct taxation by any taxing authority. However, depending on local laws and regulations, participants may be subject to taxation on Company contributions and sales of the investments.
(6) Concentration of Risks and Uncertainties
     The Plan invests in Bowne common stock. The underlying value of the Company’s common stock is entirely dependent upon the performance of the Company and the market’s evaluation of such performance. During 2008, the Company’s stock price was adversely impacted by the current global economic crisis, which resulted in a substantial decline in the fair value of the Plan’s investments as of December 31, 2008.
     As previously disclosed, the Company terminated the Plan effective December 31, 2008 and the Plan assets were distributed to participants subsequently in 2009. Related to the distribution of these assets, the Plan recognized realized losses of approximately $0.8 million in 2009.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Bowne & Co., Inc. Global Employee Stock Purchase Plan
	By:	/s/ JOHN J. WALKER
John J. Walker
Dated: March 31, 2009		Senior Vice President and Chief Financial Officer